Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-73314, 333-73316, 333-120130 and 333-147654 on Form S-8 of our report dated March 9, 2009 (November 12, 2009 as to the effects of the adoption of SFAS 160 and FSP 03-6-1 and the related disclosures in Notes 1 and 2), relating to the consolidated financial statements and the consolidated financial statement schedule of Alliance HealthCare Services, Inc. and subsidiaries (formerly known as Alliance Imaging, Inc. and subsidiaries) (which report expresses an unqualified opinion and includes an explanatory paragraph concerning the retrospective adjustments related to the adoption of SFAS 160 and FSP 03-6-1), appearing in this Current Report on Form 8-K of Alliance HealthCare Services, Inc.

/s/ Deloitte & Touche LLP

Costa Mesa, California

November 12, 2009